SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

i2 TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.00025 Per Share
(Title of Class of Securities)

465754 10 9
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

William M. Beecher
Executive Vice President and Chief Financial Officer
i2 Technologies, Inc.
One i2 Place 11701
Luna Road
Dallas, Texas 75234
(469) 357-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Ronald G. Skloss
Brobeck, Phleger & Harrison LLP
4801 Plaza on the Lake
Austin, Texas 78746
(512) 330-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$10,440,730	$960.55

*
The “transaction valuation” was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 80,313,305 shares of common stock of i2 Technologies, Inc., having an aggregate value of $10,440,730 as of December 9, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The aggregate value of each option to purchase one share of Common Stock of i2 Technologies, Inc. is $0.13.

**
$92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction value), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #8, effective January 16, 2002.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

The filing of this Schedule TO shall not be construed as an admission by i2 Technologies, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM	1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated December 13, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM	2. SUBJECT COMPANY INFORMATION.

(a)  The name of the issuer is i2 Technologies, Inc., a Delaware corporation (the “Company” or “i2”), the address of its principal executive offices is One i2 Place, 11701 Luna Road, Dallas, Texas 75234, and its telephone number is (469) 357-1000. The information set forth in the Offer to Exchange under Section 11 (“Information Concerning i2”) is incorporated herein by reference.

(b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options held by current employees (excluding those who have received a written notification of their termination), to purchase shares of the Company’s common stock, par value $0.00025 per share (the “Common Stock”), that are currently outstanding under the following stock option plans (the “Eligible Options” or “Eligible Option Grants”) (all such plans are sometimes hereinafter referred to collectively as the “Option Plans”):

•	i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan (the “1995 Plan”);

•	i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan (the “2001 Plan”);

•	Think Systems Corporation 1997 Incentive Stock Option Plan;

•	Optimax Systems Corporation Stock Option Plan;

•	InterTrans Logistics Solutions Limited 1997 Stock Incentive Plan;

•	SMART Technologies, Inc. 1996 Stock Option/Stock Issuance Plan;

•	Aspect Development, Inc. 1997 Nonstatutory Stock Option Plan;

•	Aspect Development, Inc. 1992 Stock Option Plan;

•	Transaction Analysis Component Technology, Inc. 1997 Stock Option Plan; and

•	Cadis, Inc. 1991 Stock Option Plan;

for new option grants (the “New Option Grants”) to be granted under either the 1995 Plan or the 2001 Plan (as determined in the discretion of the Plan Administrators of the 1995 Plan and 2001 Plan) to purchase shares of Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange, the related Election/Change of Election Form attached hereto as Exhibit (a)(2) (the “Election Form,” and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the “Offer”).

Each option holder who chooses to exchange any Eligible Option Grant pursuant to the Offer will also be required to exchange all options granted to such option holder on or after June 12, 2002 (each, a “Required Option Grant”). For each Eligible Option Grant or Required Option Grant you return that we accept for exchange, you will receive a New Option Grant. The number of shares that will be subject to each New Option Grant will be equal to or less than the number of shares subject to the applicable returned Eligible Option Grant or Required Option Grant.

The ratio by which you can determine the actual number of shares that will be subject to any New Option Grant is set forth in the table below:

Option Exercise Price (per share):	*$3.00 or less (or Cash for Options Program option grants)	$3.01 to $5.00	*$5.01 to $10.00 (other than Cash for Options Program option grants)	$10.01 to $15.00	$15.01 or more

Ratio of New Option Grant share per exchanged option grant shares:	1-for-1	1-for-1.5	1-for-2	1-for-4	1-for-10

* Eligible Options granted under our Cash for Options Program on November 16, 2001 and December 21, 2001 with exercise prices of $7.27 and $6.58 per share, respectively, will be exchanged for New Option Grants using a 1-for-1 ratio of New Option Grant shares for exchanged option grant shares.

As stated in the table above:

•
If the exercise price per share of a returned option grant is $3.00 or less, the number of shares that will be subject to the exchanged New Option Grant will be equal to the number of shares subject to the returned option.

•
If the exercise price per share of a returned option grant is at least $3.01 but not more than $5.00, the number of shares that will be subject to the exchanged New Option Grant will be determined by dividing the number of shares subject to the returned option grant by 1.5.

•
If the exercise price per share of a returned option grant is at least $5.01 but not more than $10.00, the number of shares that will be subject to the exchanged New Option Grant will be determined by dividing the number of shares subject to the returned option grant by 2. However, options granted under our Cash for Options Program, which have an exercise price per share of $6.58 or $7.27 (depending on the date of grant), will be exchanged for New Option Grants using a 1-for-1 ratio of New Option Grant shares for exchanged option grant shares.

•
If the exercise price per share of your returned option is at least $10.01 but not more than $15.00, the number of shares that will be subject to the exchanged New Option Grant will be determined by dividing the number of shares subject to the returned option grant by 4.

•
If the exercise price per share of your returned option is $15.01 or more, the number of shares that will be subject to the exchanged New Option Grant will be determined by dividing the number of shares subject to the returned option grant by 10.

In the event of any fractional share resulting from application of these ratios, the number of shares that will be subject to each New Option Grant will be rounded up to the nearest whole share. The number of shares subject to each New Option Grant will be proportionately adjusted for any stock splits, stock dividends and recapitalizations with respect to shares of our common stock occurring after the Expiration Date of the Offer.

The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Status of Eligible Option Grants Not Exchanged”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Option Grants”) and Section 9 (“Source and Amount of Consideration; Terms of New Option Grants”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM	3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Exchange is incorporated herein by reference.

ITEM	4. TERMS OF THE TRANSACTION.

(a)  The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Status of Eligible Option Grants Not Exchanged”), Section 4 (“Procedures for Exchanging Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Option Grants”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Option Grants”), Section 10 (“New Option Grants Will Differ from Eligible Option Grants and Required Option Grants”), Section 13 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of Offer; Termination; Amendment”), Section 19 (“Miscellaneous”) and Appendix A (“Summary of Terms of New Option Grants Compared with the Terms of the Eligible Option Grants and Required Option Grants to be Exchanged and Cancelled”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM	5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(e)  The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM	6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of New Option Grants”) and Section 13 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

ITEM	7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of New Option Grants”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d)  Not applicable.

ITEM	8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)  The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM	9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Not applicable.

ITEM	10. FINANCIAL STATEMENTS.

(a)  The information set forth in the Offer to Exchange under Section 11 (“Information Concerning i2”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for its third fiscal quarter ended September 30, 2002, including all material incorporated by reference therein, is incorporated herein by reference.

(b)  Not applicable.

ITEM	11. ADDITIONAL INFORMATION.

(a)  The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)  Not applicable.

ITEM	12. EXHIBITS.

(a)

(1)	Offer to Exchange, dated December 13, 2002.

(2)	Election / Change of Election Form.

(3)	Email to Employees Announcing Offer to Exchange.

(4)	Presentation to Employees Regarding Offer to Exchange

(5)
i2 Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2002, is incorporated herein by reference.

(6)	i2 Technologies, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, filed with the Commission on April 29, 2002, is incorporated herein by reference.

(7)	i2 Technologies, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, filed with the Commission on August 14, 2002, is incorporated herein by reference.

(8)	i2 Technologies, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, filed with the Commission on November 14, 2002, is incorporated herein by reference.

(9)	Technical Frequently Asked Questions for i2 employees.

(10)	Addendum for Employees in Australia.

(11)	Addendum for Employees in Belgium.

(12)	Addendum for Employees in Canada.

(13)	Addendum for Employees in Denmark.

(14)	Addendum for Employees in Finland.

(15)	Addendum for Employees in France.

(16)	Addendum for Employees in Germany.

(17)	Addendum for Employees in Hong Kong.

(18)	Addendum for Employees in India.

(19)	Addendum for Employees in Italy.

(20)	Addendum for Employees in Japan.

(21)	Addendum for Employees in Korea.

(22)	Addendum for Employees in The Netherlands.

(23)	Addendum for Employees in the People’s Republic of China.

(24)	Addendum for Employees in Singapore.

(25)	Addendum for Employees in South Africa.

(26)	Addendum for Employees in Spain.

(27)	Addendum for Employees in Sweden.

(28)	Addendum for Employees in Taiwan.

(29)	Addendum for Employees in United Kingdom.

(30)	Press Release dated December 13, 2002.

(31)	Confirmation of Election Email to Employees.

(b)  Not applicable.

(d)

(1)
i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan (as amended and restated), filed on Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-85884), filed with the Commission on April 9, 2002, is incorporated herein by reference.

(2)	Form of Notice of Grant for New Option Grants pursuant to the i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan.

(3)	Form of Stock Option Agreement for future option grants to U.S. Employees pursuant to the i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan.

(4)	Form of Stock Option Agreement for future option grants for International Employees pursuant to the i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan.

(5)	i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan, filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No.

333-67868), filed with the Commission on August 17, 2001, is incorporated herein by reference.

(6)	Form of Notice of Grant for New Option Grants pursuant to the i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan.

(7)	Form of Stock Option Agreement for future option grants to U.S. Employees pursuant to the i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan.

(8)	Form of Stock Option Agreement for future option grants to International Employees pursuant to the i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan.

(9)
Think Systems Corporation 1997 Incentive Stock Option Plan, filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-28147) (the “Think/Optimax S-8”), filed with the Commission on May 30, 1997, is incorporated herein by reference.

(10)	Optimax Systems Corporation Stock Option Plan, filed as Exhibit 99.10 to the Think/Optimax S-8, is incorporated herein by reference.

(11)
InterTrans Logistics Solutions Limited 1997 Stock Incentive Plan, filed as Exhibit 99.7 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-53667), filed with the Commission on May 27, 1998, is incorporated herein by reference.

(12)
SMART Technologies, Inc. 1996 Stock Option/Stock Issuance Plan, filed as Exhibit 99.13 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-85791), filed with the Commission on August 24, 1999, is incorporated herein by reference.

(13)
Aspect Development, Inc. 1997 Nonstatutory Stock Option Plan, filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-40038) (the “Aspect S-8”), filed with the Commission on June 23, 2000, is incorporated herein by reference.

(14)	Aspect Development, Inc. 1992 Stock Option Plan, filed as Exhibit 99.3 to the Aspect S-8, is incorporated herein by reference.

(15)	Transaction Analysis Component Technology, Inc. 1997 Stock Option Plan, filed as Exhibit 99.6 to the Aspect S-8, is incorporated herein by reference.

(16)	Cadis, Inc. 1991 Stock Option Plan, filed as Exhibit 99.7 to the Aspect S-8, is incorporated herein by reference.

(g)  Not applicable.

(h)  Not applicable.

ITEM	13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

i2 TECHNOLOGIES, INC.

/s/ William M. Beecher
William M. Beecher Executive Vice President and Chief Financial Officer

Date:    December 13, 2002

Index to Exhibits

Exhibit Number		Description

(a)(1)	-	Offer to Exchange, dated December 13, 2002.

(a)(2)	-	Election / Change of Election Form.

(a)(3)	-	Email to Employees Announcing Offer to Exchange.

(a)(4)	-	Presentation to Employees Regarding Offer to Exchange

(a)(5)	-
i2 Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2002, is incorporated herein by reference.

(a)(6)	-	i2 Technologies, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, filed with the Commission on April 29, 2002, is incorporated herein by reference.

(a)(7)	-	i2 Technologies, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, filed with the Commission on August 14, 2002, is incorporated herein by reference.

(a)(8)	-	i2 Technologies, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, filed with the Commission on November 14, 2002, is incorporated herein by reference.

(a)(9)	-	Technical Frequently Asked Questions for i2 employees.

(a)(10)	-	Addendum for Employees in Australia

(a)(11)	-	Addendum for Employees in Belgium.

(a)(12)	-	Addendum for Employees in Canada.

(a)(13)	-	Addendum for Employees in Denmark.

(a)(14)	-	Addendum for Employees in Finland.

(a)(15)	-	Addendum for Employees in France.

(a)(16)	-	Addendum for Employees in Germany.

(a)(17)	-	Addendum for Employees in Hong Kong.

(a)(18)	-	Addendum for Employees in India.

(a)(19)	-	Addendum for Employees in Italy.

(a)(20)	-	Addendum for Employees in Japan.

(a)(21)	-	Addendum for Employees in Korea.

(a)(22)	-	Addendum for Employees in The Netherlands.

(a)(23)	-	Addendum for Employees in the People’s Republic of China.

(a)(24)	-	Addendum for Employees in Singapore.

(a)(25)	-	Addendum for Employees in South Africa.

(a)(26)	-	Addendum for Employees in Spain.

(a)(27)	-	Addendum for Employees in Sweden.

(a)(28)	-	Addendum for Employees in Taiwan.

(a)(29)	-	Addendum for Employees in United Kingdom.

(a)(30)	-	Press Release dated December 13, 2002.

(a)(31)	-	Confirmation of Election Email to Employees

(b)	-	Not applicable.

(d)(1)	-
i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan (as amended and restated), filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-85884), filed with the Commission on April 9, 2002, is incorporated herein by reference.

(d)(2)	-	Form of Notice of Grant for New Option Grants pursuant to the i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan.

(d)(3)	-	Form of Stock Option Agreement for future option grants to U.S. Employees pursuant to the i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan.

(d)(4)	-	Form of Stock Option Agreement for future option grants to International Employees pursuant to the i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan.

(d)(5)	-
i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan, filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-67868), filed with the Commission on August 17, 2001, is incorporated herein by reference.

(d)(6)	-	Form of Notice of Grant for New Option Grants pursuant to the i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan.

(d)(7)	-	Form of Stock Option Agreement for future option grants to U.S. Employees pursuant to the i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan.

(d)(8)	-	Form of Stock Option Agreement for future option grants to International Employees pursuant to the i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan.

(d)(9)	-
Think Systems Corporation 1997 Incentive Stock Option Plan, filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-28147) (the “Think/Optimax S-8”), filed with the Commission on May 30, 1997, is incorporated herein by reference.

(d)(10)	-	Optimax Systems Corporation Stock Option Plan, filed as Exhibit 99.10 to the Think/Optimax S-8, is incorporated herein by reference.

(d)(11)	-
InterTrans Logistics Solutions Limited 1997 Stock Incentive Plan, filed as Exhibit 99.7 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-53667), filed with the Commission on May 27, 1998, is incorporated herein by reference.

(d)(12)	-
SMART Technologies, Inc. 1996 Stock Option/Stock Issuance Plan, filed as Exhibit 99.13 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-85791), filed with the Commission on August 24, 1999, is incorporated herein by reference.

(d)(13)	-
Aspect Development, Inc. 1997 Nonstatutory Stock Option Plan, filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-40038) (the “Aspect S-8”), filed with the Commission on June 23, 2000, is incorporated herein by reference.

(d)(14)	-	Aspect Development, Inc. 1992 Stock Option Plan, filed as Exhibit 99.3 to the Aspect S-8, is incorporated herein by reference.

(d)(15)	-	Transaction Analysis Component Technology, Inc. 1997 Stock Option Plan, filed as Exhibit 99.6 to the Aspect S-8, is incorporated herein by reference.

(d)(16)	-	Cadis, Inc. 1991 Stock Option Plan, filed as Exhibit 99.7 to the Aspect S-8, is incorporated herein by reference.

(g)	-	Not applicable.

(h)	-	Not applicable.